Registration Statement No. 333-135109

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Quintana Maritime Limited
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	98-0454094
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Quintana Maritime Limited
Attention: Stamatis Molaris
Pandoras 13 & Kyprou Street
166 74 Glyfada
Greece
Telephone: 011-30-210-898-5056
(Address and telephone number of
Registrant’s principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Allan D. Reiss	Steve Putman
Vinson & Elkins L.L.P.	Quintana Maritime Limited
666 Fifth Avenue	601 Jefferson Street
New York, New York 10103	Suite 3600
(212) 237-0000(telephone number)	Houston, Texas 77002
(212) 237-0100 (facsimile number)	(713) 751-7500 (telephone number)
(713) 751-7256 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement of Quintana Maritime Limited (“Amendment No. 1”) does not relate to the contents of the preliminary prospectus contained in our Registration Statement on Form S-1, which is not amended hereby. As such, the Amendment No. 1 does not include a copy of our preliminary prospectus. This Amendment No. 1 is being filed solely for the purpose of submitting the following Exhibits:

•	Exhibit No. 4.2 – Form of Unit Certificate
•	Exhibit No. 4.3 – Form of Preferred Stock Certificate
•	Exhibit No. 4.4 – Form of Warrant
•	Exhibit No. 4.5 – Statement of Designations
•	Exhibit No. 4.6 – Warrant Agreement
•	Exhibit No. 10.4 – Registration Rights Agreement
•	Exhibit No. 10.5 – Memorandum of Agreement for purchase of Bulk One
•	Exhibit No. 10.6 – Memorandum of Agreement for purchase of Bulk Two
•	Exhibit No. 10.7 – Memorandum of Agreement for purchase of Bulk Three
•	Exhibit No. 10.8 – Memorandum of Agreement for purchase of Bulk Four
•	Exhibit No. 10.9 – Memorandum of Agreement for purchase of Bulk Five
•	Exhibit No. 10.10 – Memorandum of Agreement for purchase of Bulk Six
•	Exhibit No. 10.11 – Memorandum of Agreement for purchase of Bulk Seven
•	Exhibit No. 10.12 – Memorandum of Agreement for purchase of Bulk Eight
•	Exhibit No. 10.13 – Memorandum of Agreement for purchase of Kamsarmax H.1373
•	Exhibit No. 10.14 – Memorandum of Agreement for purchase of Kamsarmax H.1374
•	Exhibit No. 10.15 – Memorandum of Agreement for purchase of Kamsarmax H.1375
•	Exhibit No. 10.16 – Memorandum of Agreement for purchase of Kamsarmax H.1394
•	Exhibit No. 10.17 – Memorandum of Agreement for purchase of Kamsarmax H.1395
•	Exhibit No. 10.18 – Memorandum of Agreement for purchase of Kamsarmax H.1357
•	Exhibit No. 10.19 – Memorandum of Agreement for purchase of Kamsarmax H.1358
•	Exhibit No. 10.20 – Memorandum of Agreement for purchase of Kamsarmax H.1396
•	Exhibit No. 10.21 – Memorandum of Agreement for purchase of Kamsarmax H.1359
•	Exhibit No. 10.22 – Master Time Charter Party and Block Agreement dated November 21, 2005*
•	Exhibit No. 10.23 – Novation Agreement

(*)	The Company has omitted information pursuant to a request for confidential treatment. The omitted material has been filed separately with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee		$27,961.24
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants’ Fees and Expenses
Nasdaq National Market Entry Fee
NASD Fees
Blue Sky Fees and Expenses
Transfer Agent’s Fees and Expenses
Miscellaneous Costs

Total	$

Item 14.	Indemnification of Directors and Officers.

The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1) all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the “Companies Acts”); and

(2) all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful.  To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(6) Insurance.  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the formation of Quintana Maritime Limited, Quintana Maritime Limited issued to Quintana Maritime Investors LLC 500 shares of common stock in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. No underwriters were involved in this transaction.

On May 11, 2006, we sold, in a private placement, 2,045,558 units (the “Units”) consisting of 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock that have a liquidation preference $93.75 per share and 8,182,232 Class A Warrants. The Preferred Stock and Warrants will not be separately transferable until the earliest to occur of 180 days after the date of issuance, the effective date of the registration statement referred to above under Item 1.01, under the section captioned “Registration Rights Agreement” or such earlier date as Dahlman Rose & Co. LLC may determine.

We offered and sold the Preferred Stock and Warrants only to institutional “accredited investors,” as such term is defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act of 1933, as amended (the

“Securities Act”), and certain “accredited investors,” as such term is defined in Rule 501(a), who are our officers or directors. The Placement was exempt from the registration requirements of the Securities Act.

None of the Units sold in the Placement, the shares of Preferred Stock and Warrants, making up the Units, nor the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants, have been registered under the Securities Act. We have agreed to use commercially reasonable efforts to have a registration statement for the resale of the securities sold in the Placement and the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants be declared effective within 120 days after the date of the closing of the Placement, subject to extension to 180 days under certain circumstances.

The gross proceeds of the sale of the Units are approximately $191 million to us, before fees and expenses. If the Warrants become exercisable and are all exercised, we would receive a gross exercise price of approximately $65.46 million, before fees and expenses. The net proceeds from the sale of the Units and the exercise of the Warrants are estimated to be approximately $248.4 million in the aggregate, after deducting the placement agents’ fees but before deducting expenses. We intend to use the net proceeds of the Placement and the exercise of the Warrants, together with a proposed revolving credit facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility” and available funds, to purchase the new vessels in the Acquisition and to pay outstanding amounts under our existing revolving credit facility.

In connection with the Placement described and pursuant to Section 35(5) of the Business Corporation Act of the Republic of the Marshall Islands (the “BCA”), we have amended our Articles of Incorporation by the filing under the BCA of a Statement of Designations setting forth the terms of the 2,045,558 shares of Preferred Stock.

Each Unit sold in the Placement consists of one share of Preferred Stock and four Warrants. The Preferred Stock is cumulative and has no voting rights, except as provided in the Statement of Designations of the Preferred Stock or by the laws of the Republic of the Marshall Islands. Holders of the Preferred Stock shall generally be entitled to receive cash dividends at the per annum rate of 12% of the liquidation preference of $93.75 per share. Dividends on the Preferred Stock are cumulative and will be payable in cash quarterly on February 28, May 30, August 31 and November 30 of each year, commencing on August 31, 2006 for the initial period beginning on the date of issuance, at an annual rate of 12.0% of the liquidation preference of $93.75 per share of the Preferred Stock, when, as and if declared by the Company’s board of directors out of legally available funds.

The conversion of the Preferred Stock and the exercisability of the Warrants are subject to approval by the common shareholders. We have undertaken to call by December 31, 2006 a special meeting of the holders of our Common Stock to consider a proposal to approve the conversion. If the shareholders approve the conversion, the Preferred Stock will convert automatically into shares of Common Stock at a conversion rate is 12.5 shares of Common Stock per share of Preferred Stock (subject to adjustment from time to time, the “Conversion Rate”) and each Warrant will entitle holders to purchase a share of Common Stock at $8.00 per share (subject to adjustments under certain circumstances to prevent dilution) at any time within three years from the closing. The Warrants will expire on May 11, 2009. If the holders of Common Stock do not approve the conversion, we will be required to redeem the Warrants at a cash redemption price of $0.50 per Warrant.

The Statement of Designations governing the Preferred Stock provides that, if the holders of Preferred Stock are not offered value at least equivalent to that received by the holders of Common Stock in certain specified transactions (including certain offers to purchase Common Stock, mergers, share exchanges; consolidations or recapitalizations, and a sale of substantially all the assets), the holders of Preferred Stock will have the right to cause us to repurchase their shares of Preferred Stock at the applicable repurchase price, which is equal to the greater of (x) $93.75 and (y) the price per share of Common Stock offered or paid, as the case may be, to the holders of our Common Stock multiplied by the then Conversion Rate.

For further information on the description of the Preferred Stock, see “Description of Preferred Stock.”

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To provide to the underwriters at the closing specified in the underwriting agreement shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(3) That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Glyfada, the country of Greece, on July 21, 2006.

/s/  QUINTANA MARITIME LIMITED

By:	/s/ Stamatis Molaris
Name: Stamatis Molaris
Title:  Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 21, 2006 in the capacities indicated.

Signature	Title

/s/ Stamatis Molaris Stamatis Molaris	Director, Chief Executive Officer, President and Director (Principal Executive Officer)

* Paul J. Cornell	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)

* Corbin J. Robertson, Jr.	Chairman

* Joseph R. Edwards	Director

* Corbin J. Robertson III	Director

* Hans J. Mende	Director

* Gurpal Singh Grewal	Director

* S. James Nelson, Jr.	Director

* Peter Costalas	Director

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on July 21, 2006.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Directors
Authorized Representative in the
United States

EXHIBIT INDEX

Exhibit
No.			Description

3	.1*	—	Amended and Restated Articles of Incorporation
3	.2*	—	Amended and Restated By-laws
4	.1*	—	Form of Share Certificate
4	.2**	—	Form of Unit Certificate
4	.3**	—	Form of Preferred Stock Certificate
4	.4**	—	Form of Warrant
4	.5**	—	Statement of Designations
4	.6**	—	Warrant Agreement
5	.1***	—	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the Shares
8	.1***	—	Opinion of Vinson & Elkins L.L.P., United States counsel to the Company, with respect to certain tax matters
10	.1*	—	Agreement Related to Credit Facility
10	.2*	—	First Supplemental Agreement to US$262,456,000 Credit Facility
10	.3*	—	Second Supplemental Agreement to US$262,456,000 Credit Facility
10	.4**	—	Registration Rights Agreement
10	.5**	—	Memorandum of Agreement for purchase of Bulk One
10	.6**	—	Memorandum of Agreement for purchase of Bulk Two
10	.7**	—	Memorandum of Agreement for purchase of Bulk Three
10	.8**	—	Memorandum of Agreement for purchase of Bulk Four
10	.9**	—	Memorandum of Agreement for purchase of Bulk Five
10	.10**	—	Memorandum of Agreement for purchase of Bulk Six
10	.11**	—	Memorandum of Agreement for purchase of Bulk Seven
10	.12**	—	Memorandum of Agreement for purchase of Bulk Eight
10	.13**	—	Memorandum of Agreement for purchase of Kamsarmax H.1373
10	.14**	—	Memorandum of Agreement for purchase of Kamsarmax H.1374
10	.15**	—	Memorandum of Agreement for purchase of Kamsarmax H.1375
10	.16**	—	Memorandum of Agreement for purchase of Kamsarmax H.1394
10	.17**	—	Memorandum of Agreement for purchase of Kamsarmax H.1395
10	.18**	—	Memorandum of Agreement for purchase of Kamsarmax H.1357
10	.19**	—	Memorandum of Agreement for purchase of Kamsarmax H.1358
10	.20**	—	Memorandum of Agreement for purchase of Kamsarmax H.1396
10	.21**	—	Memorandum of Agreement for purchase of Kamsarmax H.1359
10	.22****	—	Master Time Charter Party and Block Agreement dated November 21, 2005
10	.23**	—	Novation Agreement
10	.24*	—	2005 Stock Incentive Plan
10.25		—	Form of Employee Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed January 13, 2006)
10.26		—	Form of Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed January 13, 2006)
10.27		—	Revolving Credit Facility (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed October 6, 2005)
10.28		—	Services Agreement between Quintana Maritime Limited and Quintana Minerals Corporation, dated as of October 31, 2005 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 3, 2005)
21	.1*****	—	List of Subsidiaries

Exhibit
No.			Description

23	.1*****	—	Consent of Independent Registered Public Accounting Firm
23	.2***	—	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23	.3***	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)
23	.4*****	—	Consent of Drewry Shipping Consultants Ltd.
24	.1*****	—	Powers of Attorney

*	Incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-124576) with the Securities and Exchange Commission on July 14, 2005.

**	Filed herewith.

***	To be filed by amendment.

****	Filed herewith. The Company has omitted information pursuant to a request for confidential treatment. The omitted material has been filed separately with the Securities and Exchange Commission.

*****	Previously filed.